For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. to commence drilling at West Timmins Project, South of Montcalm Mine, Ontario.

January 18, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that a diamond drill program (approximately 2,000 metres) has been approved to evaluate EM conductors to depths of 200 metres south of the Montcalm Mine claims, Timmins, Ontario.  The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  A planned deep drill program on the Montcalm Mine Claims by Xstrata Nickel (formerly Falconbridge Limited) is expected to commence in the coming weeks (January, 2007); drilling on PFN claims will commence shortly after.

The PFN drill program will evaluate deep conductive targets, identified from a Pulse EM survey, with coincident magnetic signatures similar to those identified over the Montcalm Mine mineralization.  These drill targets are also supported by the identification of a geological environment from previous drill results in 2005, to the south-west of the Montcalm Mine, similar to that hosting the ore mineralization (Cu-Ni) in the Montcalm Mine.  The West Timmins Project was obtained by a Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the West Timmins Project.  The West Timmins Project covers 355 kms2 (26,928 hectares), some 60 kms west of Timmins, Ontario (see location figure below).

Numerous other anomalies, along strike of the MIC, delineated by airborne EM (AeroTEM), downhole geophysics, and geochemical techniques (MMI survey) remain to be drill tested.  Other geological target areas within the MIC still have to be evaluated by ground reconnaissance surveys.  These follow-up programs are expected to be initiated later in the year.

The West Timmins project is located adjacent to Xstrata’s Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.2 million tonnes grading 1.45% nickel and 0.69% copper are in the measured category and are expected to support a mine life of 8.5 years.  Ore is transported approximately 90 km east from the Montcalm Mine to the Kidd Creek Metallurgical Complex to be processed (See Location Figure).

News Release	1	January 18, 2007

Since its formation, PFN has focused exclusively on platinum group metal exploration.  For the past three years, PFN has had one of the most aggressive platinum group metal exploration budgets in North America.  Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in nickel exploration and now has the opportunity to partner with Xstrata (previously Falconbridge), providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins district.

Under the terms of the Agreement, PFN will spend $4 million over a 4 year period in order to vest a 100% interest in the Project.  Xstrata Nickel, for its part, will retain a 2 % NSR and may, under certain circumstances, earn back in up to 65% interest, by either completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Under the Agreement, PFN is the Project Operator.

Pacific North West Capital Corp. is currently involved in an aggressive acquisition program with negotiations currently underway to add new PGM and base metal projects to its portfolio throughout 2007.  We remain committed towards developing new and existing projects by way of self-funding or option/joint venture agreements with Major PGM and Base Metal companies.  PFN presently has approximately $5.1 million in working capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	2	January 18, 2007